UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132

Min-Sheng East Road, Sec. 3
Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 99.1 and filed as part of this report are the notice to shareholders and proxy statement of the Registrant, each dated October 18, 2013, in connection with the Annual Meeting of Shareholders of the Registrant held on November 15, 2013.

Explanatory Note: Each of the agenda items listed in the attached notice to shareholders and the proxy statement of the Registrant for a vote by the shareholders was approved by the shareholders of the Registrant at the Annual Meeting held on November 15, 2013.

Exhibit 99.1	Notice to shareholders and proxy statement of the Registrant for the 2013 Annual Meeting of Shareholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED By: /s/ Yuan Chun Tang Name: Yuan Chun Tang Title: Chief Executive Officer
Date: December 6, 2013